UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2013 and 2012,
Supplemental Schedules as of and for the year ended December 31, 2013, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES * :
Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions for the Year Ended December 31, 2013	11
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	12

SIGNATURE	13

EXHIBIT:
Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule G, Part III-Schedule of Nonexempt Transactions, and (2) Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2013, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 25, 2014

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 AND 2012

	2013	2012
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$21,254,279	$21,259,962
Mutual funds	115,018,825	93,937,027
Common/Collective trust	45,118,247	46,034,137
Total investments	181,391,351	161,231,126

Receivables:
Company contribution	5,298,081	4,911,771
Notes from participants,
net of allowance for defaulted loans (See Note B)	8,922,211	8,730,357
Total receivables	14,220,292	13,642,128

Other assets:
Cash	—	313,131
Fee income receivable	6,682	7,283
Due from brokers	2,241	109,619
Accrued income	4	17
Total other assets	8,927	430,050
Total assets	195,620,570	175,303,304

Liabilities
Administrative expenses payable	153,418	156,219
Due to brokers	2,241	418,776
Total liabilities	155,659	574,995

Net assets reflecting investments at fair value	195,464,911	174,728,309

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(268,888)	(800,807)

Net assets available for benefits	$195,196,023	$173,927,502

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,315,752	$4,694,620
Dividends	1,698,570	1,550,777
Fee income	23,547	56,675
Total investment income	26,037,869	6,302,072

Interest income on notes from participants	363,581	371,800

Contributions:
Company	5,298,093	4,911,771
Participant	9,436,687	8,665,334
Rollover	621,072	1,098,191
Total contributions	15,355,852	14,675,296
Total additions	41,757,302	21,349,168

Deductions from net assets attributed to:

Benefits paid to participants	19,844,786	18,837,526
Administrative expenses	643,995	747,610
Total deductions	20,488,781	19,585,136
Net increase in net assets available for benefits	21,268,521	1,764,032

Net assets available for benefits:
Beginning of year	173,927,502	172,163,470
End of year	$195,196,023	$173,927,502

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee and Plan Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $17,500 and $17,000 in 2013 and 2012, respectively. Additional contributions of up to $5,500 in 2013 and 2012 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff), or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2013 or 2012.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.

Administrative Expenses and Fees - The Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements.

The Company pays other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Target Retirement portfolio, which is an investment strategy holding the appropriate Plan underlying funds based on the participant’s date of birth.

Vesting - Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments - Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company's matching contribution that is not fully vested will be forfeited at the time employment terminates.

A participant, upon reaching age 59 ½, may withdraw up to 100% of the participant’s vested account balance. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $63,770 and $73,100 in 2013 and 2012, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2013 and 2012.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The RiverSource Trust Income Fund A invests in fully benefit-responsive contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related loan fees are paid to the Trustee by the fee being deducted from the proceeds of the original loan amount. An allowance for defaulted loans of $192,694 and $233,221 has been recorded for December 31, 2013 and 2012, respectively, within benefits paid.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

C.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Common collective trust: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. The NAV is a quoted price in a market that is not active (Level 2).

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

The following table sets forth the Plan's investment assets at fair value as of December 31, 2013 and 2012, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$21,254,279	$—	$—	$21,254,279

Mutual funds:
Index funds	30,776,688	—	—	30,776,688
Growth funds	30,473,366	—	—	30,473,366
Bond funds	14,784,800	—	—	14,784,800
International funds	13,626,960	—	—	13,626,960
Balanced funds	12,654,906	—	—	12,654,906
Value funds	12,371,835	—	—	12,371,835
Money market fund	330,270	—	—	330,270
Total mutual funds	115,018,825	—	—	115,018,825

Common/Collective trust:
Fixed income (a)	—	45,118,247	—	45,118,247
Total	$136,273,104	$45,118,247	$—	$181,391,351

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$21,259,962	$—	$—	$21,259,962

Mutual funds:
Index funds	24,536,566	—	—	24,536,566
Growth funds	22,963,272	—	—	22,963,272
Bond fund	14,694,670	—	—	14,694,670
International funds	11,084,263	—	—	11,084,263
Balanced funds	10,996,562	—	—	10,996,562
Value funds	9,275,794	—	—	9,275,794
Money market fund	385,900	—	—	385,900
Total mutual funds	93,937,027	—	—	93,937,027

Common/Collective trust:
Fixed income (a)	—	46,034,137	—	46,034,137
Total	$115,196,989	$46,034,137	$—	$161,231,126

(a)
Investment seeks to provide income consistency. The fund is invested in the RiverSource Trust Income Fund I, which may invest in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

D.	TAX STATUS

The Plan obtained its latest determination letter on February 25, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended subsequent to the Plan documents reviewed by the IRS, the Plan administrator believes the Plan is being, and was, prior to receipt of the February 25, 2010 determination letter, operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent to December 31, 2013, the Plan received an updated favorable determination letter from the IRS dated April 15, 2014.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. Currently, the Plan is under routine audits by the Department of Labor for Plan years 2011, 2012, 2013 and 2014. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

E.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2013 and 2012 are as follows:

	2013	2012
RiverSource Trust Income Fund A	$45,118,247	$46,034,137
Vanguard Institutional Index Fund	30,776,688	24,536,566
Big Lots, Inc. common shares	21,254,279	21,259,962
The Growth Fund of America	14,999,617	11,480,493
Artisan International Fund	13,626,960	11,084,263
American Balanced Fund	12,654,906	10,996,562
Baron Growth Fund	12,405,365	9,155,854
PIMCO Total Return Fund	12,173,519	11,921,900

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Big Lots, Inc. common shares	$3,112,331	$(7,005,080)
Mutual funds	20,637,373	10,959,548
Unitized pooled mutual fund	—	26,123
Common/Collective trust	566,048	714,029
Net appreciation	$24,315,752	$4,694,620

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

F.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

H.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per these financial statements to Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$195,196,023	$173,927,502
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	268,888	800,807
Net assets available for benefits per Form 5500	$195,464,911	$174,728,309

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2013, to Form 5500 net income:

Net increase in assets per the financial statements	$21,268,521
Less: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2012	(800,807)
Add: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2013	268,888
Net income per Form 5500	$20,736,602

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
Big Lots, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
During 2011, expenses totaling $3,053 of the Plan sponsor were improperly paid by the Plan.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
$—	$—	$—	$—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$3,053	$3,053	$—

The notes to the financial statements are an integral part of this schedule.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 658,231 shares		$21,254,279

	Common/Collective trust:
	RiverSource	Trust Income Fund A: 4,316,589 units		45,118,247

	Mutual funds:
	Vanguard	Institutional Index Fund: 181,809 shares		30,776,688
	The Growth Fund of America	Growth Fund: 348,747 shares		14,999,617
	Artisan	International Fund: 444,454 shares		13,626,960
	American	Balanced Fund: 518,219 shares		12,654,906
	Baron	Growth Fund: 169,658 shares		12,405,365
	PIMCO	Total Return Fund: 1,138,776 shares		12,173,519
	American Century	Equity Income Fund: 665,352 shares		5,708,719
	Royce	Total Return Fund: 287,549 shares		4,701,419
	Hussman	Strategic Growth Fund: 279,697 shares		2,766,205
	Vanguard	Inflation Pro Sec Fund: 102,524 shares		2,611,281
	Washington Mutual	Investors Fund: 49,739 shares		1,961,697
	* Wells Fargo	Money Market Fund: 330,270 shares		330,270
	PIMCO	All Asset Fund: 25,015 shares		302,179
				115,018,825

	* Notes receivable from participants	4.25% - 10.50%	—	8,922,211

	TOTAL			$190,313,562

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 25, 2014	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Executive Vice President and Chief Financial Officer